U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                            FORM 10-SB12G

                  GENERAL FORM FOR REGISTRATION OF
                SECURITIES OF SMALL BUSINESS ISSUERS
      Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                        NORTHERN OSTRICH CORP.
           (Name of Small Business Issuer in Its Charter)

           Nevada                           86-0947048
-----------------------------      -----------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number


           3756 West 2nd Avenue
         Vancouver, B.C., Canada                 V6R 1J9
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                         (604) 222-7879
       ----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

                             PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Business Development
--------------------

     Northern Ostrich Corp. ("Registrant") was incorporated in the State of Nevada on November 30, 1998. The corporation was originally organized to engage in the business of breeding, raising and marketing ostriches, ostrich meat and ostrich by-products to the wholesale and retail markets.

     Registrant operated from November 30, 1998 through approximately May 31, 2000, when it ceased all operations due to lack of capital.

     Registrant is presently inactive and has not conducted any business since May 2000. On or about May 1, 2001, the directors determined that it was in the best interest of the shareholders of the corporation that Registrant should become active again and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. Registrant is considered a development stage company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that Registrant will be able to carry out its proposed activities successfully or profitably.

     Registrant is voluntarily filing this registration statement on Form 10-SB12G to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the corporation. In addition, management believes that this may make Registrant more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing this registration statement, Registrant is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. Registrant intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of Registrant will become subject to the same reporting requirements as Registrant upon consummation of any such business combination. Thus, in the event that Registrant successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

Source of Business Opportunities
--------------------------------

     Registrant intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Registrant may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which Registrant may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that Registrant could provide a potential public vehicle for a private entity interested in becoming a publicly-held corporation without the time and expense typically associated with an initial public offering.

Evaluation Criteria
-------------------

     Once Registrant has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of Registrant's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that Registrant may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

     In evaluating such potential business opportunities, Registrant will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to Registrant and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because Registrant has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to Registrant may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

     Presently, Registrant cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which Registrant participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of Registrant and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. Registrant may act directly or indirectly through an interest in a partnership, corporation, or other form of organization; however, Registrant does not intend to participate in opportunities through the purchase of minority stock positions.

     Because Registrant has not yet identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. Registrant is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. Registrant will be in direct competition with these other public companies in its search for business opportunities and, due to Registrant's lack of funds, it may be difficult to successfully compete with these other companies.

     As of the date of this filing, Registrant does not have any employees and has no plans for retaining employees until such time as Registrant's business warrants the expense, or until Registrant successfully acquires or merges with an operating business.

     Registrant's principal business office is located at 3756
West 2nd Avenue, Vancouver, B.C., Canada V6R 1J9, the offices of its President, Manfred Schultz, which it occupies on a rent-free basis.

     Registrant will voluntarily send an annual report, including audited financial statements, to its security holders.

     Registrant will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.


ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
	     OPERATION.

Plan of Operation
-----------------

     During the next twelve months, Registrant will actively seek out and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because Registrant lacks funds, it may be necessary for the officers and directors to either advance funds to Registrant or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible.

    Management's discretion is unrestricted, and Registrant may participate in any business whatsoever that may, in the opinion of management, meet the business objectives discussed herein. Indeed, Registrant may effectuate a business combination with another business outside the United States. Registrant has not limited the scope of its search to a particular region. Registrant does not intend to utilize any notices or advertisements in its search for business opportunities.

     Registrant's officers and directors will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they will also refer these to Registrant. Registrant recognizes that as a result of its limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited. Registrant's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives Registrant will not restrict its search to any particular industry. Rather, Registrant may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development-stage companies or companies that could be categorized as "financially troubled." At the present time, Registrant has not chosen the particular area of business in which it proposes to engage and has not conducted any market studies with respect to business property or industry.

     As of the date hereof, Registrant has not made any arrangements or definitive agreements to use outside advisors or consultants to raise any capital. In the event Registrant does need to raise capital, most likely the only method available to Registrant would be through the private sale of its securities. Because of the nature of Registrant as a development-stage company, it is unlikely it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that Registrant will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to Registrant.

     Registrant does not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and continue its search for business opportunities during the next twelve months.


ITEM 3.    DESCRIPTION OF PROPERTY.

     Registrant does not own or control any material property. It maintains its business address at 3756 West 2nd Avenue, Vancouver, B.C., Canada V6R 1J9, the office of its President, on a rent-free basis.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT.

     The following table sets forth certain information regarding the Company's Common Stock beneficially owned at May 31, 2001, the Company's fiscal year end, and as at the date of this filing, for (i) each shareholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's executive officers and directors, and (iii) all executive officers and directors as a group. At May 31, 2001, there were 2,004,000 shares of the Company's Common Stock issued and outstanding.


Title of Class   Name and Address    Amount and Nature   Percent
                  of Beneficial        of Beneficial       of
                     Owner               Ownership        Class
--------------   ----------------    -----------------   -------

Common Stock     Manfred Schultz       500,000 (Direct)   25%
                 3756 West 2nd Avenue
                 Vancouver, B.C.,
                 Canada V6R 1J9

Common Stock     Gerald Hinkley        500,000 (Direct)   25%
           	     3756 West 2nd Avenue
                 Vancouver, B.C.,
                 Canada V6R 1J9
------------------------------------
All Officers/Directors as a Group      1,000,000     	    50%


(1) The persons named above, who are the only officers, directors and principal shareholders of the Company, may be deemed to be "parents" and "promoters" of the Company, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct holdings in the Company. These persons are the only "promoters" of the Company.

(2) In general, a person is considered a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
          PERSONS.

     The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors are elected at the Company's annual meeting of shareholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name                           Age        Position(s)
----                           ---        -----------

Manfred Schultz			              52	       President and Director

Gerald Hinkley                  53        Vice President,
	                    			                  Secretary, Treasurer
                    				                  and Director

     Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.


Background of Officers and Directors
------------------------------------

     Manfred Schultz has been the President and a Director of Registrant since inception. Mr. Schultz has over 25 years of business and marketing management experience. From September,1995 to the present, he has been an independent Management Consultant to several companies, some of which are Travelgate, European Peat Moss, Kafus Industries and Control Zone Interactive, Inc. In 1987, he founded and was CEO until 1995, of Koala Beverages Ltd., Canada's largest new age beverage company Under his management, Koala Beverages grew to a corporation with $24 million (CAD)in annual revenues within the first three years. From 1973 to 1980, he held positions with General Mills and Kraft General Foods, where he managed brand marketing and was responsible for divisional sales of up to $90 million CAD. In 1971-1973, he worked in Hamburg, Germany with Edeka, Germany's largest food retailer. He received a B.A. Degree in Economics and Business Administration from the University of Western Ontario, Canada in 1971. In 1990, he received the Canada Award of Business Excellence and in 1988, the "Beverage of the Year Award." Mr. Schultz devotes his time as required to the business of Registrant.

     Gerald Hinkley has been the Secretary, Treasurer and a Director of Registrant since inception. Mr. Hinkley has over 30 years of experience, primarily in the consumer retailing market. Since 1995, he has also been the owner of an ostrich farm and is a breeder and marketer of ostrich art products. He has developed the marketing of ostrich meat, as well as the development of live ostrich sales to Asia. For the previous 20 years, he was active in the optical business, where he owned and operated multi-location retail optical stores. He graduated from the University of Alberta, Canada in 1967. Mr. Hinkley devotes his time as required to the business of Registrant.

Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------

      Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires Registrant's directors and officers and persons who own more than 10 percent of Registrant's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish Registrant with copies of all Section 16(a) reports filed.

     Based solely on its review of the copies of the reports it received from persons required to file, Registrant believes that all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.


ITEM 6. EXECUTIVE COMPENSATION.

Summary Compensation Table
--------------------------

     The summary compensation table has been omitted, as Registrant's officers and directors do not presently receive a salary or any equity securities for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on behalf of Registrant.

Employment Agreements
---------------------

     Registrant's officers and directors are not currently party to any employment agreements with Registrant. Registrant presently has no pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, Registrant may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

None.


ITEM 8.           DESCRIPTION OF SECURITIES.

     At March 31, 2001, there were 2,004,000 shares of
Registrant's common stock issued and outstanding.

Common Stock
------------

     The authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of Registrant; (ii) are entitled to share ratably in all of the assets of Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of Registrant's securities.


Non-cumulative Voting
---------------------

     The holders of shares of Common Stock of Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Registrant's directors.

Cash Dividends
--------------

     As of the date of this registration statement, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of Registrant, general economic conditions, and other pertinent conditions. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Registrant's business.

Reports
-------

     Registrant will furnish annual financial reports to its stockholders, certified by its independent accountant, and will furnish unaudited quarterly financial reports.

Stock Transfer Agent
--------------------

     Registrant's stock transfer agent is Holiday Stock Transfer of Phoenix, Arizona, an independent, professional stock transfer agency.


                             PART II


ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     At May 31, 2001, and as of the date of this filing, there were 37 shareholders of record of the 2,004,000 shares of Common
Stock issued and outstanding.

     Registrant's Common Stock is currently listed for trading in the "Pink Sheets" under the trading symbol, "NORC"; however, no trading has yet commenced.


ITEM 2. LEGAL PROCEEDINGS

     Registrant is not and has not been a party to any legal proceedings, nor is Registrant aware of any disputes that may result in legal proceedings.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Robison, Hill & Co., independent chartered accountants, have been the Company's only auditor since inception and there have been no disagreements between the Company and Robison, Hill & Co.


ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

    On December 15, 1998, a total of 1,000,000 shares of Common Stock were issued to the officers and directors of Registrant in exchange for organizational services and expenses incurred on behalf of Registrant during its formation. This transaction was valued at approximately $.001 per share, or an aggregate of approximately $1,000. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended.


   On February 12, 1999, Registrant issued a total of 1,004,000 shares of Common Stock, at a price of $.05 per share to a total of 35 investors pursuant to an offering under Rule 504 of Regulation D, promulgated under the Securities Act of 1933, and raised a total of $50,200, which was used for general operations.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Pursuant to the Articles of Incorporation and By-Laws of the corporation, Registrant may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in the best interest of Registrant. In certain cases may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Registrant must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                             PART F/S

Following are the audited Financial Statements of Registrant for the fiscal year ended May 31,2001, prepared by Robison, Hill &
Co., an independent chartered accounting firm.

                     NORTHERN OSTRICH CORP.
                 (A Development Stage Company)

                           - : -

                 INDEPENDENT AUDITOR'S REPORT

                    MAY 31, 2001 AND 2000

                     CONTENTS
                     --------

                                                 Page
                                                -----


Independent Auditor's Report	                   F - 1

Balance Sheets
   May 31, 2001 and 2000	                       F - 2

Statements of Operations for the
   Year Ended May 31, 2001 and 2000	            F - 3

Statement of Stockholders' Equity for the
   Since November 30, 1998 (Inception) to
   May 31, 2001                                 F - 4

Statements of Cash Flows for the
   Year Ended May 31, 2001 and 2000	            F - 5

Notes to Financial Statements	                  F - 7



                                  12
ROBISON, HILL & CO.  			                         Certified Public Accountants
A Professional Corporation		                     Brent M. Davies, CPA
                      						                     David O. Seal, CPA
                      						                     W. Dale Westenskow, CPA
                      						                     Barry D. Loveless, CPA
        					                                    -----------------------------
               INDEPENDENT AUDITOR'S REPORT      W. LaMonte Robison, CPA
                      						                     E. Morton Hill, CPA
Northern Ostrich Corp.
(A Development Stage Company)

	We have audited the accompanying balance sheet of Northern Ostrich Corp. (a development stage company) as of May 31, 2001 and 2000, and the related statements of operations and cash flows for the two years ended May 31, 2001 and 2000, and the statements of stockholders' equity since November 30, 1998 (inception) to May 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Ostrich Corp. (a development stage company) as of May 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended May 31, 2001 and 2000, in conformity with generally accepted accounting principles.

                     			Respectfully submitted,
                        /s/ Robison, Hill & Co.
                    				Certified Public Accountants
Salt Lake City, Utah
June 11, 2001

Members of American Institute of Certified Public Accountants
Members of the Private Companies Practice Section

1366 East Murray-Holladay Road, Sale Lake City, Utah 84117-5050
Telephone 801/272-8045, Facsimile 801/277-9942



                      NORTHERN OSTRICH CORP.
                 (A Development Stage Company)
                         BALANCE SHEETS


                                            May 31,
                                    -----------------------
                                     2001             2000
                                    -------        --------
Current Assets -
Cash & Cash Equivalents            $  -            $     23
                                   -------         --------
Total Assets:                      $  -            $     23
                                   =======         ========


Liabilities - Accounts Payable     $ 6,218         $  6,390
                                   -------         --------
Stockholders' Equity:

  Common Stock, Par value $.001
    Authorized 100,000,000 shares,
    Issued 2,004,000 shares at
    May 31, 2001 and 2000           2,004            2,004
  Paid-In Capital                  52,984           49,196
  Currency Translation Adjustment (16,313)         (16,485)
  Development Stage Deficit        (3,811)               -
  Retained Deficit                (41,082)         (41,082)
                                  --------         --------
     Total Stockholders' Equity    (6,218)          (6,367)
                                  --------         -------

     Total Liabilities and
       Stockholders' Equity       $   -            $    23
                                  =======          =======






        The accompanying notes are an integral part of these
		    financial statements.



                         NORTHERN OSTRICH CORP.
                    (A Development Stage Company
                       STATEMENTS OF OPERATIONS

                                                Cumulative
                                                  Since
                                               June 1, 2000
                       For the year ended      Inception of
                             May 31,            Development
                        2001         2000          Stage
                       -------------------      -----------
Revenues               $   -       $14,587       $    -
Cost of Revenues           -        13,032            -
                       --------    -------       ----------

Gross Margin               -         1,555            -


Expenses:

General &
Administrative           3,811        4,387          3,811
                       --------    --------       ---------

Net Loss from
Operations             (3,811)      (2,832)         (3,811)


Other Income (Expense)

   Interest, Net           -            55             -
                      -------      --------       ---------

     Net Loss         $(3,811)     $(2,777)       $ (3,811)
                      =======      =======        ========

Basic & Diluted loss
per share             $	0.00       $  0.00        $	0.00
                      =======      =======        ========

        The accompanying notes are an integral part of these
		    financial statements.


                      NORTHERN OSTRICH CORP.
                  (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY

                                                                        Deficit
                                                 Cumulative          Accumulated
                                                  Currency             During
                      Common   Stock    Paid-In Translation Retained Development
                      Shares   Par Value Capital   Adjustment Deficit   Stage
                     -------- --------- -------- ---------- --------- ----------
Balance at November
30, 1998 (inception)      -       $    -   $    -   $    -    $    -     $    -

November 30, 1998
Issuance of Stock for
services and payment of
accounts payable        1,000,000   1,000       -        -         -          -

April 1, 1999
Issuance of Stock for
cash pursuant to private
placement               1,004,000   1,004   49,196       -         -          -

Net Loss                   -           -         -    (15,996) (38,305)       -
                        ---------  ------  -------   --------  --------  ------
Balance at
May  31, 1999           2,004,000   2,004   49,196    (15,996) (38,305)       -

Net Loss                   -           -         -       (489)  (2,777)       -
                        ---------  ------  -------    -------- --------  ------
Balance at
May  31, 2000           2,004,000   2,004   49,196    (16,485) (41,082)       -

Contributed Capital        -           -     3,788        -        -          -

Net Loss                   -           -         -       (172)     -     (3,811)
                        ---------   -----  -------     ------- -------- --------
Balance at
May  31, 2000           2,004,000  $2,004  $52,984   $(16,313) $(41,082)$(3,811)

          The accompanying notes are an integral part of these
			financial statements.


                        NORTHERN OSTRICH CORP.
                     (A Development Stage Company)
                       STATEMENTS OF CASH FLOWS

                                                   Cumulative
                                                      Since
                                                    Inception
                              For the year ended       Of
                                   May 31,         Development
                              2001          2000     Stage
                              ------------------   -----------

CASH FLOWS FROM OPERATING ACTIVITIES:


Net Loss                    $ (3,811)      $(2,777)  $  (3,811)
Adjustments to reconcile
net loss to net cash used in
operating activities:
Currency translation adjustment  172          (489)        172
Increase (Decrease) in accounts
payable                         (172)       (3,011)       (172)
Issuance of common stock for
expenses                           -            -           -
                            ---------      ---------   ----------
Net Cash Used in operating
activities                    (3,811)       (6,277)     (3,811)
                            ---------      ---------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investing
activities                        -            -            -
                           ---------       ---------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from contributed
capital                        3,788           -         3,788
                           ---------       ---------   ----------
Net Cash Provided by Financing
Activities                     3,788            -        3,788
                           ---------       ---------    ---------
Net (Decrease) Increase in
Cash and Cash Equivalents        (23)        (6,277)       (23)
Cash and Cash Equivalents
  at Beginning of Period          23          6,300         23
                           ---------       ---------   ----------
Cash and Cash Equivalents
  at End of Period        $       -        $     23    $      -
                          ==========       =========   ==========


                               F-5

                          NORTHERN OSTRICH CORP.
                      (A Development Stage Company)
                        STATEMENTS OF CASH FLOWS


                                                   Cumulative
                                                      Since
                                                    Inception
                              For the year ended       Of
                                   May 31,         Development
                              2001          2000     Stage
                              ------------------   -----------

SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION:

Cash paid during the year for:

  Interest                    $ -        $   -         $   -
  Income taxes                $ -        $   -         $   -


SUPPLEMENTAL DISCLOSURE
OF NON-CASH INVESTING
AND FINANCING ACTIVITIES:

None








        The accompanying notes are an integral part of these
		    financial statements.




                                F-6


                    NORTHERN OSTRICH CORP.
                (A Development Stage Company)
              NOTES TO FINANCIAL STATEMENTS
         FOR THE YEARS ENDED MAY 31, 2001 AND 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

	This summary of accounting policies for Northern Ostrich
Corp. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation

	The Company was incorporated under the laws of the State of Nevada on November 30, 1998.

Nature of Business

	The Company has no products or services as of May 31, 2001. The Company operated from November 30, 1998 through approximately May 31, 2000 in the production of ostrich meat. Since June 1, 2000, the Company has ceased operations and is in the development stage. The Company intends to acquire interests in various business opportunities, which in the opinion of management will provide a profit to the Company.

Cash and Cash Equivalents

	For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

	The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.









                               F-7

               	NORTHERN OSTRICH CORP.
               (A Development Stage Company)
               NOTES TO FINANCIAL STATEMENTS
   FOR THE YEARS ENDED MAY 31, 2001 AND 2000 (Continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (Continued)

Foreign Currency Translation

	The Company's primary functional currency is the Canadian dollar. Monetary assets and liabilities resulting from transactions with foreign suppliers and customers are translated at year-end exchange rates while income and expense accounts are translated at average rates in effect during the year. Gains and losses on translation are included in income.

Concentration of Credit Risk

	The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements. The
Company maintains the majority of its cash balances with one financial institution, in the form of demand deposits.

Loss per Share

	The reconciliations of the numerators and denominators of the basic loss per share computations are as follows:

                                                       Per-Share
                                  Income     Shares      Amount
                               (Numerator)(Denominator)
                                ---------  -----------  --------

                For the year ended May 31, 2001
                -------------------------------
Basic Loss per Share
Loss to common shareholders     $ (3,811)   2,004,000   $   0.00
                                =========   =========   ========

                For the year ended May 31, 2000
                -------------------------------
Basic Loss per Share
Loss to common shareholders     $ (2,777)   2,004,000   $   0.00
                                =========   =========   ========

	There are no dilutive potential common stock equivalents As of May 31, 2001 and 2001. The effect of any outstanding common stock equivalents would be anti-dilutive for May 31, 2001 and 2000 and are thus not considered.

                              F-8

                    NORTHERN OSTRICH CORP.
               (A Development Stage Company)
               NOTES TO FINANCIAL STATEMENTS
          FOR THE YEARS ENDED MAY 31, 2001 AND 2000
                         (Continued)

NOTE 2 - INCOME TAXES

	As of May 31, 2001, the Company had a net operating loss carryforward for income tax reporting purposes of approximately $41,000 that may be offset against future taxable income through 2021. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

NOTE 3 - DEVELOPMENT STAGE COMPANY/ GOING CONCERN

	The Company has not begun principal operations and as is common with a development stage company, the Company has had recurring losses during its development stage. Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year.

NOTE 4 - COMMITMENTS

	As of May 31, 2001 all activities of the Company have been conducted by corporate officers from either their homes or business offices. There are no commitments for future use of the facilities.

NOTE 5 - COMMON STOCK TRANSACTIONS

 The Company was incorporated to allow for the issuance of up to 100,000,000 shares of $.001 par value common stock (as amended).

 At inception, the Company issued 1,000,000 shares of common stock to its officers and directors for services performed and payments made on the Company's behalf during its formation.
This transaction was valued at approximately $.001 per share or an aggregate approximate $1,000.

	On February 8, 1999, to provide initial working capital, the Company authorized a private placement sale of an aggregate of 1,000,000 shares of common stock at approximately $.05 per share. The private placement was completed April 1, 1999 and 1,004,000 shares were issued for approximately $50,200 in proceeds to the Company which were primarily used to pay operating expenses.
                               F-9


                             PART III

ITEM 1.  INDEX TO EXHIBITS

Exhibit No.      	Description				                 Page No.
-----------		     -----------				                 --------

3(i)		            Articles of Incorporation           25
      			         and Amendments

3(ii)             Bylaws                              34






                              SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


               			              NORTHERN OSTRICH CORP.,
                                a Nevada corporation


Dated: June 23, 2001            By:/s/ Manfred Schultz
                                President and Director



Dated: June 24, 2001          By:/s/ Gerald Hinkley
     	                          Vice President, Secretary,
                                Treasurer and Director